Goldman Sachs MLP and Energy Renaissance Fund

200 West Street

New York, New York 10282

July 28, 2020

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Attention:	Lauren Hamilton

        Christopher R. Bellacicco

Re:	Goldman Sachs MLP and Energy Renaissance Fund (the “Fund”)

File No. 333-239142

Request for Acceleration of Effectiveness of Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s Registration Statement on Form N-14 as filed on July 28, 2020

Dear Ms. Hamilton and Mr. Bellacicco:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request that the effectiveness of the above-captioned Amendment be accelerated so that the same will become effective immediately or as soon as practicable thereafter. The Amendment was filed in connection with the proposed reorganization of the Goldman Sachs MLP Income Opportunities Fund, a Delaware statutory trust, with and into the Fund, a Delaware statutory trust, in accordance with the terms and conditions of the Agreement and Plan of Reorganization described and included in the Amendment.

Please contact Allison M. Fumai at Dechert LLP at (212) 698-3526 with any comments or questions concerning this correspondence.

Very truly yours,

Goldman Sachs MLP and Energy Renaissance Fund

By:	/s/ Caroline L. Kraus
Name:	Caroline L. Kraus
Title:	Secretary

cc:	Allison M. Fumai, Dechert LLP Vince Nguyen, Dechert LLP